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SEC
Mail Processing
Section

FEB 21 2017

Washington DC
406

17005207

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44734

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JRM Securities dba John Jr Richard Marsden

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1103 Powell Ave.
(No. and Street)

Erie (City) PA (State) 16505 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John R. Marsden, Jr. (814) 836-1800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jeffrey P. Ogg, CPA Ltd.
(Name – *if individual, state last, first, middle name*)

4110 Secor Rd. (Address) Toledo (City) OH (State) 43623 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John R. Marsden, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JRM Securities, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
ELISSA PERRY
Notary Public
CITY OF ERIE, ERIE COUNTY
My Commission Expires Aug 25, 2019

Signature

Proprietor
Title

Elissa Perry
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Statement of Cash Flows

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JRM SECURITIES
FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT
For the Year ended December 31, 2016

TABLE OF CONTENTS

Jeffrey P. Ogg, CPA Ltd.
4110 Secor Rd.
Toledo, OH 43623
Phone: (419) 475-6764
Fax: (419) 475-6935
Jeff_Ogg_CPA@yahoo.com
www.oggcpa.com

Tax and Accounting Services

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Proprietor
of JRM Securities

We have audited the accompanying statement of financial condition of JRM Securities as December 31, 2016 and the related statements of income, changes in proprietor's capital, and cash flows for the year then ended. These financial statements are the responsibility of JRM Securities' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JRM Securities as of December 31, 2016 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information in Schedules I, II, III and IV has been subjected to audit procedures in conjunction with the audit of JRM Securities' financial statements. The supplemental information is the responsibility of JRM Securities' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or to the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities and Exchange Act of 1934. In our opinion, the information in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jeffrey P. Ogg, CPA Ltd

Toledo, OH
February 13, 2017

FINANCIAL STATEMENTS

JRM SECURITIES
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

CURRENT ASSETS		
Cash	$	53,748
Accounts Receivable		2,139
Total Current Assets		55,887
PROPERTY, PLANT AND EQUIPMENT		
Office Equipment		6,582
Less Accumulated Depreciation		(4,734)
Total Current Property, Plant, and Equipment		1,848
TOTAL ASSETS	$	57,735

LIABILITIES AND PROPRIETOR'S CAPITAL

CURRENT LIABILIITIES		
Accounts Payable	$	179
PROPRIETER'S CAPITAL		
Proprieter's Capital		57,556
TOTAL LIABILITIES AND PROPRIETOR'S CAPITAL	$	57,735

The accompanying notes are an integral part of these financial statements

JRM SECURITIES
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUE		
Commissions Income	$	16,226
Interest Income		36
TOTAL REVENUE		16,262
OPERTING EXPENSES		
Professional Fees		2,250
Real Estate Taxes		2,155
Regulatory Fees		2,035
Utilities		1,451
Telephone		858
Office Expenses		669
Depreciation		320
TOTAL OPERATING EXPENSES		9,738
NET OPERATING INCOME		6,524
Income Tax Expense		-
NET INCOME	$	6,524

The accompanying notes are an integral part of these financial statements

JRM SECURITIES
STATEMENT OF CHANGES IN PROPRIETOR'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2016

Proprietor's Capital, January 1, 2016	$	59,182
Add:		
Net Income		6,524
Less		
Withdrawals by proprietor		(8,150)
Proprietor's Capital, December 31, 2016	$	57,556

The accompanying notes are an integral part of these financial statements

JRM SECURITIES
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOW FROM OPERATING ACTIVITIES		
Net Income	$	6,524
Adjustment to reconcile net income to		
net cash provided by operating activities		
Depreciation		320
Changes in assets and liabilities		
Increase in accounts receivable		(142)
Decrease in accounts payable		(71)
Net cash provided by operating activities		6,631
CASH FLOW FROM FINANCING ACTIVITIES		
Withdrawals by owner		(8,150)
Net cash provided by financing activities		(8,150)
Net decrease in cash		(1,519)
Cash at beginning of year		55,267
Cash at end of year	$	53,748
Cash paid during the year for:		
Interest	$	-
Taxes	$	-

The accompanying notes are an integral part of these financial statements

JRM SECURITIES
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

The Proprietorship is a FINRA registered broker/dealer located in Erie, Pennsylvania whose business activities relate to the offer and sale of mutual funds to clients primarily in Northwestern Pennsylvania.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The financial statements are presented on the accrual basis of accounting. Commissions and fees are recorded when earned.

Statement of Cash Flows – For the basis of the Statement of Cash Flows, the Proprietorship has defined cash equivalents as highly liquid investments with a maturity of three months or less to be cash equivalents.

Office Equipment and Related Depreciation – The Proprietorship depreciates its office equipment by use of the straight line methods at rates sufficient to write off the costs of such assets over their estimated useful lives. Maintenance and repairs are charged to expense as incurred. Renewals and betterments are capitalized.

Use of Management Estimates – In preparing financial statements in conformity with U.S. generally accepted accounting principles; the Proprietorship makes estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expense during the reporting period. Actual results may differ from those estimates.

Income Taxes – JRM Securities is not a taxpaying entity for federal and state income taxes. Accordingly, no income taxes have been recorded in the accompanying financial statements. Income from the company is reported in the member's individual federal and state income tax returns.

Concentration of Credit Risk – The Proprietorship maintains cash balances in one financial institution located in Erie, Pennsylvania. The Proprietorship's balance does not exceed the federally insured maximum of $250,000, has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. The Proprietor's accounts receivable consist of commissions and trails revenue from various investment companies. There has been no allowance for doubtful accounts as all receivables have been deemed collectible.

NOTE 3– NET CAPITAL REQUIREMENTS

The Proprietorship is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-19(a)(2)) which requires that the Proprietorship maintain net capital of $5,000 or greater and require that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2016, the Proprietorship had net capital of $54,408, which was

NOTE 3– NET CAPITAL REQUIREMENTS(cont.)

$49,408 in excess of its required net capital of $5,000. The proprietorship's net capital ratio was .0033 to 1.

NOTE 4 – SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 13, 2017, which is the date the financial statements are to be issued.

SUPPLEMENTAL INFORMATION

JRM SECURITIES
SCHEDULE I
COMPUTATION OF NET CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2016

COMPUTATION OF NET CAPITAL

Total proprietorship's capital	$	57,556
Less proprietorship's capital not allowable		-
Total proprietorship's capital qualified for Net Capital		57,556
Additions		-
Total capital and allowable subordinate liabilities		57,556
Deductions and/or charges:		
Total non allowable assets		(3,148)
Other additions and/or credits		-
Net capital before haircuts or securities positions		54,408
Haircuts on securities		-
Net Capital	$	54,408

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtness liabilities	$	179
Additions		-
Total aggregate indebtedness	$	179
Percentage of aggregate indebtedness to net capital		0.33%

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	12
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	49,408
Excess net capital at 120%	$	48,808

No material differences exist between the above computations and those reported on the unaudited FOCUS report.

SCHEDULE II
COMPUTATION FOR DETERMININATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2016

This schedule is not applicable for JRM Securities as it claims a K(1) exemption.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2016

This schedule is not applicable for JRM Securities as it claims a K(1) exemption.

SCHEDULE IV
RECONCILLIATION OF THE COMPUTATION OF NET CAPITAL AND THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2016

This schedule is not applicable for JRM Securities as it claims a K(1) exemption.

Jeffrey P. Ogg, CPA Ltd.
4110 Secor Rd.
Toledo, OH 43623
Phone: (419) 475-6764
Fax: (419) 475-6935
Jeff_Ogg_CPA@yahoo.com
www.oggcpa.com

Tax and Accounting Services

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

To the Proprietor of
JRM Securities

In planning and performing our audit of the financial statements and supplemental information of JRM Securities, as of and for the year ended December 31, 2016 in accordance with auditing standards generally accepted in the United States of America, we considered the Proprietorship's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for expressing an opinion on the effectiveness of the Proprietorship's internal control. Accordingly, we do not express an opinion on the effectiveness of the Proprietorship's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Proprietorship including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1) Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 27a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4) Obtaining and maintaining physical possess or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The Proprietor of the Proprietorship is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by the Proprietor are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide the Proprietor with reasonable but not absolute assurance that assets for which the Proprietorship has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE(continued)

accordance with the Proprietor's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow the Proprietor or employee, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of Proprietorship's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as designed previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Proprietorship's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2016, to meet the SEC's objectives.

This report is intended solely for the information and use of the Proprietor, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jeffrey P. Ogg, CPA Ltd

Jeffrey P. Ogg, CPA Ltd
February 13, 2017

JRM
Securities

"Guiding you to financial success"

Exemption Report - JRM SECURITIES

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

The Firm, JRM SECURITIES is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph K (1) of SEC Rule 15c3-3, the Firm is claiming an exemption from SEC Rule 15c3-3 for their fiscal year ended December 31, 2016.

JRM Securities has met the identified exemption provisions throughout the most recent fiscal year without exception.

The undersigned attests to the accuracy of the above statement.

By: ______________________
Date: February 13, 2017

John R. Marsden, Principal
JRM Securities

1103 Powell Avenue • Erie, PA 16505 • 814/836-1800 Phone/Fax • Email: marsdencap@msn.com

Jeffrey P. Ogg, CPA Ltd.
4110 Secor Rd.
Toledo, OH 43623
Phone: (419) 475-6764
Fax: (419) 475-6935
Jeff_Ogg_CPA@yahoo.com
www.oggcpa.com

Tax and Accounting Services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Proprietor of
JRM Securities

We have reviewed management's statement, included in the accompanying Broker Dealers Annual Exemption Report in which (1) JRM Securities identified the following provisions of 17 C.F.R. §15c3-3(k) under which JRM Securities claimed an exemption from 17 C.F.R.§ 240 .15c3-3 K(1) SEC Rule 15c3-3 and , (2)JRM Securities stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. JRM Securities management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about JRM Securities' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statement referenced to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph K(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jeffrey P. Ogg, CPA Ltd

Toledo, OH
February 13, 2017